Philips updates markets on Healthcare sector in meeting with investors and financial analysts

May 6, 2010

Boston, Massachusetts, USA – At a meeting with investors and financial analysts today, Royal Philips Electronics (NYSE: PHG, AEX: PHI) will update the market on progress at its Healthcare sector. Executives at Philips Healthcare, including sector Chief Executive Officer and member of the Philips Board of Management Steve Rusckowski, will elaborate on the longer-term growth prospects of the global healthcare market and how the sector is executing on its strategy.

In particular, the Healthcare leadership team will show how the sector is seizing new market opportunities with its expanding product and service portfolio, while leveraging leadership positions, which include Home Healthcare, Healthcare Informatics and Clinical Decision Support. Management will also elaborate on Philips Healthcare plans to drive double digit sales growth in emerging markets, the fastest growing region within the global healthcare market. Philips expects one-fifth of Healthcare sales to come from emerging markets in 2010.

In particular, the Healthcare leadership team will show how the sector is seizing new market opportunities with its expanding product and service portfolio, while leveraging leadership positions, which include Home Healthcare, Healthcare Informatics and Clinical Decision Support. Management will also elaborate on Philips Healthcare plans to drive double digit sales growth in emerging markets, the fastest growing region within the global healthcare market. Philips expects one-fifth of Healthcare sales to come from emerging markets in 2010.

“Our world is facing some inescapable healthcare challenges in the medium-to-long term. The increasing depth and scale of our healthcare sector means that we are able to contribute in an even more impactful way to the solutions that are needed to address these challenges,” Mr. Rusckowski said.

Attendees of this Capital Markets Day will first enjoy a demonstration of the latest healthcare solutions and innovations at Philips Healthcare’s headquarters in Andover, Massachusetts, USA. This will be followed by presentations of the Philips Healthcare executive team in Boston, Massachusetts, USA, starting at 11:30 AM local time or 17:30 PM, CET. These can be monitored via audiocast at this page.

For more information, please contact:
Arent Jan Hesselink
Philips Corporate Communications
Tel.: +31 20 59 77415
Email: arentjan.hesselink@philips.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a diversified health and well-being company, focused on improving people’s lives through timely innovations. As a world leader in healthcare, lifestyle and lighting, Philips integrates technologies and design into people-centric solutions, based on fundamental customer insights and the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 116,000 employees in more than 60 countries worldwide. With sales of EUR 23 billion in 2009, the company is a market leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as lifestyle products for personal well-being and pleasure with strong leadership positions in flat TV, male shaving and grooming, portable entertainment and oral healthcare. News from Philips is located at www.philips.com/newscenter.

Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.